UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29319/June 23, 2010

In the Matter of	:
	:
CREDIT SUISSE ALTERNATIVE CAPITAL	:
MULTI-STRATEGY FUND, LLC	:
11 Madison Ave., 13th Floor	:
New York, NY 10010	:
	:
(811-21657)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Credit Suisse Alternative Capital Multi-Strategy Fund, LLC filed an application on
February 24, 2010, and amended on May 6, 2010, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment company.

On May 28, 2010, a notice of filing of the application was issued (Investment Company
Act Release No. 29290). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

Florence E. Harmon
Deputy Secretary